Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Quarter Ended
	March 31	March 31	Year Ended December 31,
	2008	2007	2007		2006	2005	2004	2003

Income (loss) before income taxes	$120,232	$121,255	($149,238)		$455,716	$680,942	$628,067	$597,410

Fixed charges :
Interest expense	323,753	418,613	1,678,781		1,636,531	1,241,652	840,754	749,550
Estimated interest component of net rental payments	10,581	9,905	37,187		31,047	27,454	25,068	22,940
Total fixed charges including interest on deposits	334,334	428,518	1,715,968		1,667,578	1,269,106	865,822	772,490
Less: Interest on deposits	194,940	173,102	765,793		580,094	430,813	330,351	342,891
Total fixed charges excluding interest on deposits	139,394	255,416	950,175		1,087,484	838,293	535,471	429,599

Income before income taxes and fixed charges(including interest on deposits)	$454,566	$549,773	$1,566,730		$2,123,294	$1,950,048	$1,493,889	$1,369,900

Income before income taxes and fixed charges(excluding interest on deposits)	$259,626	$376,671	$800,937		$1,543,200	$1,519,235	$1,163,538	$1,027,009

Preferred stock dividends	2,978	2,978	11,913		11,913	11,913	11,913	9,919

Ratio of earnings to fixed charges

Including Interest on Deposits	1.4x	1.3x	(A	)	1.3x	1.5x	1.7x	1.8x

Excluding Interest on Deposits	1.9x	1.5x	(A	)	1.4x	1.8x	2.2x	2.4x

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.3x	1.3x	(A	)	1.3x	1.5x	1.7x	1.7x

Excluding Interest on Deposits	1.8x	1.5x	(A	)	1.4x	1.8x	2.1x	2.3x

(A)	During 2007, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of $125 million to achieve ratios of 1:1 in 2007.